

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 26, 2017

Michael J. Garberding
Chief Financial Officer
EnLink Midstream, LLC
2501 Cedar Springs
Dallas, Texas 75201

> **Re:** **EnLink Midstream, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 1-36336**

Dear Mr. Garberding:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Preston Bernhisel, Esq.